EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes	$418,107	$322,719	$429,714	$63,213	$64,219
Fixed Charges (as below)	132,237	136,143	125,701	115,439	148,996
Total Earnings	$550,344	$458,862	$555,415	$178,652	$213,215

FIXED CHARGES
Interest Expense	$125,871	$133,812	$123,785	$112,006	$144,134
Credit for Allowance for Borrowed Funds Used During Construction	4,620	567	750	1,508	2,609
Trust Dividends	(649)	(372)	(216)	-	-
Estimated Interest Element in Lease Rentals	2,395	2,136	1,382	1,925	2,253
Total Fixed Charges	$132,237	$136,143	$125,701	$115,439	$148,996

Ratio of Earnings to Fixed Charges	4.16	3.37	4.41	1.54	1.43